Via EDGAR

March 12, 2014

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Austin Stephenson, Office of Mergers and Acquisitions
Daniel F. Duchovny, Office of Mergers and Acquisitions

RE:	National Interstate Corporation
Amended Schedule 14D-9
Filed March 3, 2014
File No. 005-80324

Dear Messrs. Stephenson and Duchovny:

On behalf of National Interstate Corporation (the “Company”), we are writing to respond to the comments raised in the letter, dated March 11, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s amended and restated Schedule 14D-9 filed with the Commission on March 3, 2014 (as amended, the “Schedule 14D-9”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments and to reflect the latest developments, the Company has amended the Schedule 14D-9, as appropriate. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Schedule 14D-9.

Schedule 14D-9

General

1.	We note the responses contained in your letter dated March 3, 2014, to our prior comments 5, 6, 11, 14 and 15. Please disclose the substance of each of these responses in an amended Schedule 14D-9.

The Company has amended the Schedule 14D-9 to disclose the substance of the Company’s responses to these comments.

Background of the Offer, pages 3-8

2.	We note your response to our prior comment 7 and re-issue the comment. Please disclose in an amended Schedule 14D-9 the information you currently incorporate by reference. We believe the information should be included in your Schedule 14D-9 to provide complete disclosure to your security holders.

The Company has amended the Schedule 14D-9 to include this information.

3.	We note your response to our prior comments 9 and 10 and re-issue both comments. Given that you act through your directors, it is unclear why you are unable to provide the requested disclosure. To the extent necessary, you could make an inquiry of your own directors to obtain the information.

In response to your comment, the Company has expanded the disclosure in the Schedule 14D-9. The Company does not believe that it possesses any additional material information concerning the board’s deliberations that would be relevant and responsive to this comment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please contact Thomas A. Aldrich of Thompson Hine LLP at (216) 566-5749.

Respectfully,

/s/ Thomas A. Aldrich

Thomas A. Aldrich

cc:	Arthur J. Gonzales, Vice President, General Counsel and Secretary of National Interstate Corporation